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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                AGTsports, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   008547101
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                                 (CUSIP Number)


         Nicholas F. Albritton, No. 3 Albritton Rd., Alturas, FL 33820
                               Tel. # 863-537-1343
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP No. 008547101                                            Page 2 of 5 Pages

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Albritton, Nicholas F.          SSN ###-##-####

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [  ]
                                                                        (b) [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*




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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [  ]



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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA


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   NUMBER OF      7    SOLE VOTING POWER
     SHARES                3,076,200
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                 None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                 3,076,200
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                           None

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,076,200


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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]


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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.69


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  14   TYPE OF REPORTING PERSON*

                  IN


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                     RESPONSES TO ITEMS 1-7, SCHEDULE 13D

                                AMENDMENT NO. 1


Name of Person Filing: Nicholas F. Albritton

Social Security No. ###-##-####



ITEM 1.  SECURITY AND ISSUER:

         This statement refers to the common stock of AGTsports, Inc. The address of the principal executive offices of AGTsports, Inc. is 7255 E. Quincy Ave., #550, Denver, CO 80237.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Nicholas F. Albritton, SSN ###-##-####

         (b) Mr. Albritton's business address is No. 3 Albritton Road, Alturas, FL 33820

         (c) Mr. Albritton's present principal occupation is farming. He is self-employed. His principal address is stated in subparagraph (b) above.

         (d)      No.

         (e)      No.

         (f)      United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This amendment to Schedule 13D is being filed to disclose a material decrease in the percentage of common stock owned by Nicholas F. Albritton. In March, 2000, Mr. Albritton disposed of 436,700 shares of the issuer's common stock. Before the disposition, he owned 3,512,900 shares. As of April 1, 2000, he owned 3,076,200 shares of the issuer's common stock.




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ITEM 4.  PURPOSE OF TRANSACTION

         (a) None. This amendment No. 1 to Schedule 13D is being filed because in March, 2000, Mr. Albritton disposed of 436,700 shares of the issuer's common stock, and as of April 1, 2000 owned 3,076,200 shares of the issuer's common stock. He may continue to dispose of blocks of those shares on a periodic basis.

         (b)      None.

         (c)      None.

         (d)      None.

         (e)      None.

         (f)      None.

         (g)      None.

         (h)      None.

         (i)      None.

         (j)      None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of April 1, 2000, Mr. Albritton owned 3,076,200 shares of the issuer's common stock. Those shares represent 8.69% of the shares of issuer's outstanding common stock. This percentage is based on information obtained by Mr. Albritton in March, 2000, through the Securities and Exchange Commission's website which stated that as of December 31, 1999, 35,404,726 shares of common stock were outstanding.

         (b) Mr. Albritton has the sole power to vote and dispose of the 3,076,200 shares.

         (c) In March, 2000, Mr. Albritton sold 436,700 shares of the issuer's common stock in the open market. The trade date of each transaction, the number of shares involved in each transaction, and the price per share are shown below:



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

TRADE DATE        # SHARES SOLD     PRICE PER SHARE
----------        -------------     ---------------

03/15/00                6700             .47
03/21/00                5000             .20
03/21/00               15000             .19
03/21/00               10000             .20
03/21/00                5000             .19
03/21/00               15000             .18
03/21/00               10000             .191
03/22/00               10000             .20
03/22/00               10000             .19
03/22/00               20000             .195
03/23/00               10000             .20
03/23/00               20000             .19
03/23/00               20000             .19
03/24/00               30000             .19
03/24/00               20000             .18
03/27/00               50000             .18
03/29/00              150000             .18
03/30/00               10000             .17
03/31/00                5000             .17
03/31/00               15000             .16


         (d)      Inapplicable.

         (e)      Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Inapplicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: April 4, 2000

                                             /s/ Nicholas F. Albritton
                                             ---------------------------------
                                                 Nicholas F. Albritton



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